SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No. 5/Final Amendment)

                              Key Technology, Inc.
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                       (Name of Subject Company (Issuer))

                               Key Technology, Inc.
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                      (Name of Filing Person, the Issuer)

           Series B Convertible Preferred Stock, Par Value $0.01 Per Share
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                          (Title of Class of Securities)

                                    493143200
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                     (CUSIP Number of Class of Securities)

                               Thomas C. Madsen
                     Chairman and Chief Executive Officer
                              Key Technology, Inc.
                               150 Avery Street
                         Walla Walla, Washington 99362
                                 (509) 529-2161
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   (Name, Address And Telephone Number Of Person Authorized To Receive Notices
                  And Communications On Behalf Of Filing Persons)

                                with a copy to:
                              Ronald L. Greenman
                                Kurt W. Ruttum
                                Tonkon Torp LLP
                          888 SW 5th Avenue, Suite 1600
                             Portland, Oregon 97204
                                 (503) 221-1440

                            CALCULATION OF FILING FEE
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       Transaction Valuation*                         Amount of Filing Fee
          $11,374,040.00                                   $2,274.81
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           * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series B Convertible Preferred Stock, $0.01 par value. The amount of the filing fee is based upon the book value of the securities acquired pursuant to Rule 0-11.

           [X] Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,274.81 Form or Registration Number:  Schedule TO-I
Filing Party:            Issuer    Date Filed:                   April 25, 2002

           [ ]    Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

           [ ]    third party tender offer subject to Rule 14d-1.

           [X]    issuer tender offer subject to Rule 13e-4.

           [ ]    going private transaction subject to Rule 13e-3.

           [ ]    amendment to Schedule 13D under Rule 13d-2.

           [X] Check the box if the filing is a final amendment reporting the results of a tender offer.

           This Amendment No. 5, filed August 12, 2002, is the final amendment to the Tender Offer Statement filed on Schedule TO on April 25, 2002, which was amended and supplemented by Amendment No. 1 thereto filed on May 15, 2002, Amendment No. 2 thereto filed on June 14, 2002, Amendment No. 3 thereto filed on June 28, 2002, and Amendment No. 4 thereto filed on July 26, 2002, in connection with the offer (the "Exchange Offer") by Key Technology, Inc., an Oregon corporation (the "Company"), to exchange one share of its Series D Convertible Preferred Stock, $0.01 par value, for each outstanding share of its Series B Convertible Preferred Stock, $0.01 par value.

           This Amendment No. 5 is filed to terminate and report the results of the Exchange Offer. The Company announced that it was terminating the Exchange Offer in a press release dated August 9, 2002. Accordingly, the Company will not accept for payment and will promptly return any shares of Series B Convertible Preferred Stock tendered pursuant to the Exchange Offer. The Exchange Offer was scheduled to expire on August 16, 2002. As of the close of business on August 9, 2002, approximately 213,429, or 18.76%, of the shares of Series B Convertible Preferred Stock had been validly tendered in connection with the Exchange Offer.


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ITEM 11. ADDITIONAL INFORMATION

           On August 12, 2002, the Company announced the termination of the Exchange Offer. The Exchange Offer was scheduled to expire on August 16, 2002.

           The text of a press release dated August 12, 2002, issued by the Company announcing the termination of the Exchange Offer, is filed as Exhibit
(a)(1)(xiii) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

           Item 12 of the Schedule TO is hereby amended and supplemented as follows:

           (a)(1)(i)    Cover Letter to Series B Preferred Holders.*

           (a)(1)(ii)   Offering Memorandum dated as of April 25, 2002.*

           (a)(1)(iii)  Letter of Transmittal.*

           (a)(1)(iv)   Letter to Brokers, Dealers and other Nominees.*

           (a)(1)(v)    Form of Letter to Clients.*

           (a)(1)(vi)   Guaranteed Delivery Form.*

           (a)(1)(vii)  Offering Memorandum Supplement dated May 15, 2002.**

           (a)(1)(viii) Cover Letter dated May 15, 2002 to Series B Preferred
                        Shareholders.**

           (a)(1)(ix) Transcript of Key's Second Quarter 2002 Earnings Conference Call held on April 25, 2002.**

           (a)(1)(x) Press Release announcing extension of the Exchange Offer issued by Key on June 14, 2002.***

           (a)(1)(xi) Press Release announcing further extension of the Exchange Offer issued by Key on June 28, 2002.****

           (a)(1)(xii) Press Release announcing further extension of the Exchange Offer issued by Key on July 25, 2002.*****

           (a)(1)(xiii) Press Release announcing the termination of the Exchange
                        Offer issued by Key on August 12, 2002.

           (a)(2)       Not applicable.

           (a)(3)       Not applicable.

           (a)(4)       Not applicable.

           (a)(5)(i) Form of Certificate of Designation for Series D Preferred Stock.*

           (b)          Not applicable.

           (d)          Not applicable.

           (g)          Not applicable.

           (h)          Not applicable.

*     Previously filed on April 25, 2002
**    Previously filed on May 15, 2002
***   Previously filed on June 14, 2002
****  Previously filed on June 28, 2002
***** Previously filed on July 26, 2002


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      By:     /s/ Ted R. Sharp
                                      Name:   Ted R. Sharp
                                      Title:  Chief Financial Officer

Dated: August 12, 2002



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                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
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(a)(1)(xiii)    Press Release announcing the termination of the Exchange Offer issued by Key on August 12, 2002.



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